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                            GEOPULSE EXPLORATION INC.
                       1055 W. Hastings Street, suite 1980
                              Vancouver, BC V6E 2E9
                            Telephone: (604) 688-8002
                               Fax: (604) 688-8030


May 29, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:  John Cannarella

Dear Sirs:

Re:      Form SB-2 - File No. 333-137519
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Further  to your  comment  letter  dated  March  23,  2007  regarding  our  SB-2 registration statement, we reply as follows:

General

1.       We note your  response to prior comment one in our letter dated
         March 9, 2007. Please revise your registration statement to include audited financial statements as of and for the year ended January 31, 2007. Refer to rule 310(g)(2) of Regulation S-B.

         We have included audited financial statements for the year ended January 31, 2007 in our amended registration statement.

2. We partially reissue prior comment 2. Although you have provided disclosure with respect to Item 402 of Regulation S-B, you did not disclose the information regarding director independence required by Item 407(a) of Regulation S-B. Please supplement your disclosure accordingly.

         We  have  included  the   information   required   regarding   director
         independence in our amended registration statement on the basis provided in Item 407(a)(1)(ii).

Note 2, Mineral Interests, page F-6

3.       We note your response to prior comment four in our letter dated
         March 9, 2007. We note your current disclosure indicates that mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met. Please tell us which criteria you are referencing. Please note that EITF 04-02 indicates that the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits is considered a mineral right. Please tell us why you believe that your acquisition costs are not deemed mineral rights.

         The criteria we are referring to are those listed in the second paragraph of our mineral interest accounting policy note. The acquisition cost of mineral interest is deemed to be mineral rights. However, management do not believe that the Company's grass roots mineral interest meet the definition of an asset as defined in Concept Statement 3 paragraph 20 due to the probability of future economic benefits that will contribute to future cash flows of the Company. The chances of the Company's mineral interest contributing to future cash flows due to the discovery of economic mineralization or reserves, as described in the Company's risk factors, are extremely remote and therefore the chosen accounting treatment to expense mineral interest acquisition costs.


Sincerely yours,

GEOPULSE EXPLORATION INC.

Per: /s/ Tim Sun

DR. TIM SUN
President